FIRST UNION REAL ESTATE EQUITY AND MORTGAGE INVESTMENTS

AT THE COMPANY
--------------
Carolyn Tiffany
Chief Operating Officer
(617) 570-4614

             FIRST UNION REAL ESTATE EQUITY AND MORTGAGE INVESTMENTS UNDETERRED BY SIZELER'S RECENT RESTRICTION ON SHAREHOLDER RIGHTS

      Boston, Massachusetts - July 14, 2005 - First Union Real Estate Equity and Mortgage Investments (NYSE:FUR) announced today that they are disappointed but undeterred by the recent Maryland Federal Court ruling allowing management of Sizeler Property Investors, Inc. (NYSE:SIZ) to deny shareholders equal access to a list of non-objecting beneficial owners ("NOBO list") which would ease communication with shareholders. First Union Chairman and Chief Executive Officer Michael Ashner observed, "our view reflects a recognition that since first announcing our plans to unseat current management and propose a liquidation of the assets of Sizeler, substantially all of Sizeler's common stock has changed hands with a stock price increase of more than 35%. We believe it to be extremely unlikely that such trading activity represents an endorsement of management and its policies." He further observed that "we believe that more than a 70% of Sizeler's stock is held by approximately 20 shareholder groups and institutions, all of whom will be made aware of our intentions." Mr. Ashner stated "given the trend to enhance shareholder rights throughout America, it is unfortunate that Sizeler continues to rely on anti-shareholder tactics in their effort to entrench themselves by denying shareholders equal and timely access to information about the upcoming Board election. It would appear that Sizeler management is using the same playbook of the recently deposed Blockbuster management."

      First Union notes that NOBO lists are generated by a third party and are used to communicate with consenting shareholders who hold their stock in "street name."

                               -------------------

      First Union Real Estate Equity and Mortgage Investments is a NYSE-listed real estate investment trust (REIT) headquartered in Boston, Massachusetts.

      First Union Real Estate Equity and Mortgage Investments has filed with the SEC a preliminary proxy statement with respect to its solicitation of proxies to elect Michael L. Ashner, Peter Braverman and Steven Zalkind as directors at Sizeler's 2005 Annual Meeting of Stockholders. INVESTORS ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. You will be able to obtain the documents free of charge at the SEC's website, www.sec.gov. First Union and Messrs. Ashner, Braverman and Zalkind may be deemed to be participants in the solicitation of proxies from the shareholders of Sizeler in connection with the annual meeting. Information about these participants is set forth in the preliminary proxy statement filed by First Union with the SEC. Investors may obtain additional information regarding the interests of such participants by reading the definitive proxy statement when it becomes available.